VIA EDGAR AND FACSIMILE

August 27th, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C. 20549
Attention: Jason Niethamer

Re:	Form 20-F for the Fiscal Year Ended December 31, 2006
Filed March 13, 2007
File No. 000-28584

Ladies and Gentlemen:

        Check Point Software Technologies Ltd (the “Company” or “we”) respectfully submits this correspondence to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to the Commission’s letter dated August 8th, 2007 (the “Comment Letter”).

        To facilitate your review of the Company’s response to the comment by the Staff as set forth in the Comment Letter, we have reproduced below the Staff’s comment followed by our response.

Form 20-F for Fiscal Year Ended December 31, 2006

Consolidated Statements of Income, page F-8

1.	We note from your response to prior comment 1 that you have revised your cost of sales presentation to include a separate financial statement caption for the amortization of purchased technology. Based on your revised disclosure it is not evident whether this amortization expense is part of your cost of sales. Therefore, please either revise your caption to indicate that the amortization is part of cost of sales or add the parenthetical disclosure noted in SAB Topic 11.B.

        In accordance with the above, the Company will revise the presentation to combine cost of licenses and amortization of technology to one line item “cost of licenses” and will include a parenthetical disclosure on the cost of licenses indicating the amortization of technology is included at the corresponding amount.

2.	We note from your disclosure on page 41 of your Form 20-F for the year ended December 31, 2006 that you refer to rights to unspecified software product upgrades as software subscriptions. As note per paragraphs 48 and 49 of SOP 97-2, software subscriptions are defined differently than your use of the term. Specifically, this guidance defines software subscriptions as multiple element arrangements where a vendor agrees to deliver software currently and to deliver unspecified additional software products in the future. Please review your description of rights to unspecified software predict upgrades in future filings to avoid inconsistencies with the terminology defined in SOP 97-2.

        The company will review the referenced definition in comparison to our current terminology and will revise the description used for software subscription in future filings to avoid inconsistencies with the terminology set forth in SOP 97-2.

Acknowledgment

        In connection with the foregoing responses to the Staff’s Comment Letter, the Company acknowledges that:

■	The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006.

■	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006.

■	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or concerns with respect to the foregoing, please contact the undersigned at +972-3-7534929 or by facsimile at +972-3-753-4940, or John Slavitt at (650) 628-2110 or by facsimile at (650) 649-1975.

Sincerely, /s/ Eyal Desheh Eyal Desheh Executive Vice President & Chief Financial Officer

cc:	John Slavitt, Esq., General Counsel, Check Point Software Technologies, Inc.
Jeffrey D. Saper, Esq., Wilson Sonsini Goodrich & Rosati, P.C.
Allison B. Spinner, Esq., Wilson Sonsini Goodrich & Rosati, P.C.